

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2021

Idan Shani
Chief Financial Officer
Forest Road Acquisition Corp. II
1177 Avenue of the Americas, 5th Floor
New York, New York 10036

Re: Forest Road Acquisition Corp. II
Amendment No. 1 to Form S-1
Filed March 3, 2021
File No. 333-253274

Dear Mr. Shani:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Amendment No. 1 to Form S-1 filed March 3, 2021

Exhibit 4.4 (Warrant Agreement), page II-5

1.   We note that the Warrant Agreement implies that Securities Act causes of action shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York. The disclosure on pages 57 and 129 of the prospectus filed February 18, 2021 indicates "the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act." Please revise so that the Warrant Agreement and the prospectus disclosure are consistent.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction